THE RBB FUND, INC.
615 EAST MICHIGAN STREET
MILWAUKEE, WI 53202



SCAN TO
VIEW MATERIALS & VOTE ▷



To vote by Internet

1) Read the Proxy Statement and have the proxy card below at hand.
2) Go to website **www.proxyvote.com or scan the QR Barcode above**
3) Follow the instructions provided on the website.



To vote by Telephone

1) Read the Proxy Statement and have the proxy card below at hand.
2) Call **1-800-690-6903**
3) Follow the instructions.



To vote by Mail

1) Read the Proxy Statement.
2) Check the appropriate boxes on the proxy card below.
3) Sign and date the proxy card.
4) Return the proxy card in the envelope provided.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D91719-S54147

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends that you vote FOR the Agreement and Plan of Reorganization and FOR adjournment, if necessary or advisable, to solicit additional proxies.

		For	Against	Abstain
1.	Proposal to approve an Agreement and Plan of Reorganization pursuant to which all of the assets of the Stance Equity ESG Large Cap Core ETF will be transferred to the Hennessy Stance ESG Large Cap ETF in exchange for shares of the Hennessy Stance ESG Large Cap ETF, which will be distributed pro rata by the Stance Equity ESG Large Cap Core ETF to its shareholders, and the Hennessy Stance ESG Large Cap ETF will continue the business and assume the Stance Equity ESG Large Cap Core ETF's liabilities (other than the excluded liabilities).		☐	☐	☐
2.	Approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in the event a quorum does not exist or a quorum exists but there are not sufficient votes at the time of the special meeting to approve the Agreement and Plan of Reorganization.		☐	☐	☐

In the discretion of the above named proxies, to transact such other business that may properly come before the special meeting or any postponements or adjournments thereof.

	Yes	No
Please check box at right if you will be attending the meeting.	☐	☐

The signature on this proxy should correspond exactly with the name of the shareholder as it appears on the proxy. If stock is issued in the name of two or more persons, each should sign the proxy. If a proxy is signed by an administrator, trustee, guardian, attorney or other fiduciary, please indicate full title as such.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature [Joint Owners]	Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Notice of Special Meeting and Proxy Statement of the Stance Equity ESG Large Cap Core ETF are available at www.proxyvote.com.

D91720-S54147

THE RBB FUND, INC.
PROXY FOR SPECIAL MEETING OF SHAREHOLDERS
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder constitutes and appoints Neil J. Hennessy, Teresa M. Nilsen, Kathryn R. Fahy and Daniel B. Steadman, and each of them singly, with power of substitution, attorneys and proxies for and in the name and place of the undersigned to represent and to vote all shares of the Stance Equity ESG Large Cap Core ETF held of record by the undersigned on October 10, 2022, as designated below, at the Special Meeting of Shareholders of the Stance Equity ESG Large Cap Core ETF at 615 East Michigan Street, Milwaukee, Wisconsin 53202 on December 5, 2022, at 10:00 a.m., Local Time, and at any adjournments or postponements thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

PLEASE SIGN AND DATE ON THE REVERSE SIDE.